SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: Euro 33,865,695
Registered in the Commercial Registry Office of Lisbon
and Corporation no. 503 215 058

Portugal Telecom prices a €750 million offering
of Exchangeable Bonds

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY,
IN OR INTO THE UNITED STATES, NETHERLANDS, CANADA, AUSTRALIA OR
JAPAN OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD
BE PROHIBITED BY APPLICABLE LAW

Lisbon, Portugal, 3 July 2007 – Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “the Company”) announces that it has priced an offering (the “Offering”) of €750 million exchangeable bonds due 2014 (the “Exchangeable Bonds”) to Portuguese and international institutional investors. The Exchangeable Bonds, which will be issued by Portugal Telecom International Finance B.V. (the “Issuer”), will be exchangeable into fully paid ordinary shares of Portugal Telecom. Portugal Telecom International Finance B.V. will enter into keep well agreements with each of Portugal Telecom and PT Comunicações, S.A. for the benefit of the Trustee, on behalf of the bondholders.

The seven year Exchangeable Bonds carry a coupon of 4.125% per annum and have an exchange price of EUR 13.9859, which was set at a premium of 37.5% over the volume weighted average price of Portugal Telecom’s ordinary shares between launch and pricing of the Offering. The Exchangeable Bonds will be issued and redeemable at par on maturity. The Issuer will have the right to redeem all outstanding Exchangeable Bonds after the third anniversary of closing of the Offering if the shares of Portugal Telecom trade at 130% or more of the then prevailing exchange price for a specified period of time. The Offering of the Exchangeable Bonds is expected to close on or about 28 August 2007.

The net proceeds of the Offering will be used for general corporate purposes. As part of its general financing strategy, and depending on market conditions, Portugal Telecom may consider raising further funding on an opportunistic basis, during the course of 2007, including the near term.

Application will be made for the Exchangeable Bonds to be listed and admitted to the Luxembourg Stock Exchange's Euro MTF market.

Banco Espírito Santo de Investimento, Merrill Lynch International and Morgan Stanley & Co. International plc are Joint Bookrunners of the Offering (the “Bookrunners”) .

Portugal Telecom reiterates its commitment to the shareholder remuneration package announced on 20 February 2007. Portugal Telecom’s shareholder remuneration package is comprised of a €0.475 dividend per share paid in May 2007, a €0.575 dividend per share payable in 2008 and 2009, a €2.1 billion share buyback, approved and being implemented at this time (45,686,311 shares or 4.05% of this share capital buyback had been completed as at 15 June 2007) and the approved spin-off of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PTM”).

This information is also available on PT’s IR website http://ir.telecom.pt.

STABILISATION/FSA.

ENQUIRIES
Portugal Telecom
Luís Pacheco de Melo	Tel: +351 21 500 0211
Nuno Prego	Tel: +351 21 500 1701

Banco Espírito Santo de Investimento
Sílvia Costa	Tel: +351 21 330 9558
Carlos Pinto	Tel: +351 21 310 9581

Merrill Lynch International
Alexandre Gafsi	Tel: +44 207 628 1000
Keyvan Zolfaghari	Tel: +44 207 628 1000

Morgan Stanley
Teofilo Masera	Tel: +44 207 425 5773
Antoine de Guillenchmidt	Tel: +44 207 677 9726

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (“REGULATION S”). THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THIS ANNOUNCEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO BUY ANY EXCHANGEABLE BONDS.

THIS ANNOUNCEMENT IS DIRECTED AT AND IS ONLY BEING DISTRIBUTED IN THE UNITED KINGDOM TO (I) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”), (II) HIGH NET WORTH ENTITIES, AND OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED FALLING WITHIN ARTICLE 49 OF THE ORDER, AND (III) PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS COMMUNICATION MUST NOT BE READ, ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. BY READING THIS ANNOUNCEMENT, THE READER ACKNOWLEDGES THAT IT IS A PERSON EITHER (I) OUTSIDE THE UNITED KINGDOM OR (II) FALLING WITHIN ONE OF THE FOREGOING CATEGORIES.

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (“EEA”), THIS ANNOUNCEMENT AND ANY OFFER IF MADE SUBSEQUENTLY IS DIRECTED ONLY AT PERSONS WHO ARE “QUALIFIED INVESTORS” WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE DIRECTIVE 2003/71/EC (THE “PROSPECTUS DIRECTIVE”) (“QUALIFIED INVESTORS”). ANY PERSON IN THE EEA WHO ACQUIRES THE SECURITIES IN ANY OFFER (AN “INVESTOR”) OR TO WHOM ANY OFFER OF THE SECURITIES IS MADE WILL BE DEEMED TO HAVE REPRESENTED AND AGREED THAT IT IS A QUALIFIED INVESTOR. ANY INVESTOR WILL ALSO BE DEEMED TO HAVE REPRESENTED AND AGREED THAT ANY SECURITIES ACQUIRED BY IT IN THE OFFER HAVE NOT BEEN ACQUIRED ON BEHALF OF PERSONS IN THE EEA OTHER THAN QUALIFIED INVESTORS, NOR HAVE THE SECURITIES BEEN ACQUIRED WITH A VIEW TO THEIR OFFER OR RESALE IN THE EEA TO PERSONS WHERE THIS WOULD RESULT IN A REQUIREMENT FOR PUBLICATION BY PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PORTUGAL TELECOM, SGPS, S.A. OR ANY OF THE BOOKRUNNERS OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE. PORTUGAL TELECOM INTERNATIONAL FINANCE B.V., PORTUGAL TELECOM, SGPS, S.A., THE BOOKRUNNERS AND ANY OF THEIR RESPECTIVE AFFILIATES, AND OTHERS WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS AND AGREEMENTS.

THIS ANNOUNCEMENT IS A SUMMARY ONLY, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OFFERING CIRCULAR TO BE DATED ON OR ABOUT 28 AUGUST 2007 (“THE OFFERING CIRCULAR”) PREPARED IN CONNECTION WITH THE OFFERING. THIS ANNOUNCEMENT DOES NOT PURPORT TO IDENTIFY OR SUGGEST THE RISKS (DIRECT OR INDIRECT) WHICH MAY BE ASSOCIATED WITH YOUR INVESTMENT IN THE EXCHANGEABLE BONDS. EACH INVESTOR SHOULD READ THE OFFERING CIRCULAR FOR MORE COMPLETE INFORMATION REGARDING THE EXCHANGEABLE BONDS BEFORE MAKING AN INVESTMENT DECISION.

THE BOOKRUNNERS ARE ACTING FOR THE ISSUER AND THE COMPANY IN CONNECTION WITH THE OFFERING, AND FOR NO-ONE ELSE AND WILL NOT BE

RESPONSIBLE TO ANYONE OTHER THAN THE ISSUER AND THE COMPANY FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE BOOKRUNNERS OR FOR PROVIDING ADVICE IN RELATION TO THE OFFERING, AND THE BOOKRUNNERS MAKE NO REPRESENTATIONS AS TO THE ACCURACY OF AND TAKE NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT OR ANY MATTERS REFERRED TO HEREIN.

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT TO BE RELIED UPON IN SUBSTITUTION FOR THE EXERCISE OF INDEPENDENT JUDGEMENT. IT IS NOT INTENDED AS INVESTMENT ADVICE AND UNDER NO CIRCUMSTANCES IS IT TO BE USED OR CONSIDERED AS AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY EXCHANGEABLE BONDS OR A RECOMMENDATION TO BUY OR SELL ANY EXCHANGEABLE BONDS. NEITHER THE BOOKRUNNERS NOR ANY OF THEIR RESPECTIVE AFFILIATES ACCEPTS ANY LIABILITY ARISING FROM THE USE OF OR MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT AND THE FINAL OFFERING CIRCULAR.

EACH PERSON READING THIS ANNOUNCEMENT SHOULD CONSULT HIS/HER PROFESSIONAL ADVISER TO ASCERTAIN THE SUITABILITY OF THE EXCHANGEABLE BONDS AS AN INVESTMENT. IN ADDITION, HAVING READ THIS ANNOUNCEMENT, EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE EXCHANGEABLE BONDS FOR AN INDEFINITE PERIOD. NONE OF THE ISSUER, THE COMPANY, NOR THE BOOKRUNNERS MAKES ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE EXCHANGEABLE BONDS FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE EXCHANGEABLE BONDS OR (III) THE FUTURE PERFORMANCE OF THE BONDS EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

IN CONNECTION WITH THE OFFERING, THE BOOKRUNNERS AND THEIR RESPECTIVE AFFILIATES MAY, FOR THEIR OWN ACCOUNT, ENTER INTO ASSET SWAPS, CREDIT DERIVATIVES OR OTHER DERIVATIVE TRANSACTIONS RELATING TO THE EXCHANGEABLE BONDS AND/OR THE UNDERLYING ORDINARY SHARES AT THE SAME TIME AS THE OFFER AND SALE OF THE EXCHANGEABLE BONDS OR IN SECONDARY MARKET TRANSACTIONS. EACH OF THE BOOKRUNNERS OR ANY OF THEIR RESPECTIVE AFFILIATES MAY FROM TIME TO TIME HOLD LONG OR SHORT POSITIONS IN OR BUY AND SELL SUCH EXCHANGEABLE BONDS OR DERIVATIVES OR THE UNDERLYING ORDINARY SHARES. NO DISCLOSURE WILL BE MADE OF ANY SUCH POSITIONS. THE AMOUNT OF ANY SUCH PURCHASES WILL BE DETERMINED AT THE TIME OF PRICING OF THE EXCHANGEABLE BONDS AND WILL BE SUBJECT TO TOTAL DEMAND RECEIVED AND FINAL ALLOCATIONS. IN ADDITION, EACH OF THE BOOKRUNNERS AND THEIR RESPECTIVE AFFILIATES MAY PERFORM SERVICES FOR, OR SOLICIT BUSINESS FROM, THE ISSUER, THE COMPANY OR ANY MEMBERS OF THE COMPANY'S GROUP, MAY MAKE MARKETS IN THE SECURITIES OF THE ISSUER, THE COMPANY OR ANY MEMBERS OF THE COMPANY'S GROUP AND/OR HAVE A POSITION OR EFFECT TRANSACTIONS IN SUCH SECURITIES.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.